SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.

SECURITIES EXCHANGE ACT OF 1934
Release No. 100192 / May 21, 2024

Admin. Proc. File No. 3-20913

In the Matter of

THE BRIAN MADISON CARNES
TRUST

OPINION OF THE COMMISSION

TRANSFER AGENT PROCEEDING

Grounds for Remedial Action

> **Failure to Make Required Amendment to Registration Form TA-1**
>
> **Failure to File Annual Report on Form TA-2**
>
> **Failure to Make Records Available**

Registered transfer agent failed to make required amendment to registration Form TA-1, failed to file annual report on Form TA-2, and failed to furnish records in response to Commission staff requests. *Held*, it is in the public interest to revoke transfer agent's registration.

APPEARANCES:

Samantha M. Williams for the Division of Enforcement.

On June 30, 2022, the Securities and Exchange Commission issued an order instituting proceedings ("OIP") against the Brian Madison Carnes Trust (the "Trust") under Section 17A(c)(3) of the Securities Exchange Act of 1934.[1] We now find the Trust to be in default, deem the OIP's allegations to be true, and revoke the Trust's registration as a transfer agent.

I.   Background

A.   The OIP alleged that the Trust failed to make a required amendment to its registration Form TA-1 and failed to file an annual report on Form TA-2.

The OIP alleged that, on April 23, 2020, the Trust filed a Form TA-1 to register with the Commission as a transfer agent. The OIP further alleged that on January 20, 2021, the Trust amended its Form TA-1 to list as its principal business address—defined on the form as the place "where transfer agent activities are, or will be, performed"—a Duluth, Georgia address that was "not the Trust's principal office [but] a United States Post Office" with a unit number that "is likely a post office box number." Postal service tracking information included in the record confirms that the address listed by the Trust was, in fact, a Post Office box. The OIP also alleged that, because the Duluth address was not the Trust's principal place of business when the Trust filed its January 20, 2021, TA-1 amendment, the Trust was required to file a second, corrective amendment within 60 days—and that the Trust failed to do so. Indeed, the Trust has never filed the required amendment.[2] Additionally, the OIP alleged that, though the Trust filed an annual report on Form TA-2 for 2020, it failed to file such a report for 2021.

B.   The OIP alleged that the Trust failed to furnish requested records to Commission staff.

The OIP further alleged that, on May 20 and 21, 2021, staff in the Division of Examinations (the "Staff") called the Trust at the phone number listed on its registration forms and left voicemails stating that the Staff had opened an examination of the Trust. According to the OIP, on May 21, 2021, the Staff emailed a document request to an email address listed on all three forms the Trust had filed with the Commission, requesting a response by June 4, 2021, and sent a follow-up request by email to the same address on June 17, 2021. The OIP alleged that,

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[1]   *Brian Madison Carnes Tr.*, Exchange Act Release No. 95181, 2022 WL 2357042 (June 30, 2022).

[2]   We take official notice of the Trust's EDGAR filings pursuant to Rule of Practice 323, 17 C.F.R. § 201.323 (permitting the Commission to take official notice of "any matter in the public official records of the Commission").

although the Staff received no error messages stating that the emails were undeliverable, the Trust never responded to the Staff's request.[3]

C.   The Trust failed to answer the OIP, respond to a show cause order, or respond to the Division's motion to hold it in default and impose sanctions.

The OIP was served on the Trust on July 6, 2022, by certified mail to the Trust's registered address, pursuant to Rule of Practice 141(a)(2)(iii).[4] On August 5, 2022, the Trust was ordered to show cause why the Commission should not find it in default due to its failure to file an answer or otherwise defend this proceeding.[5] The show cause order warned the Trust that, if the Commission found it to be in default, the allegations in the OIP would be deemed true and the Commission could determine the proceeding against it upon consideration of the record. After the Trust did not respond to the show cause order, the Division moved for an order deeming the Trust to be in default and revoking its registration.

On September 7, 2023, the Commission issued a renewed order, directing the Trust to show cause by September 21, 2023, why it should not be deemed to be in default and why this proceeding should not be determined against it due to its failure to file an answer or otherwise defend this proceeding. The renewed order also directed the Trust to respond to the Division's default motion.[6] The Trust did not respond to either the renewed order or the Division's motion.

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[3]   The OIP also alleged that a Wells notice sent to an address listed on the Trust's "Form TA-1" was returned as "[u]nable to forward." It is unclear whether the address used was that contained in the original TA-1 or in the January 2021 amendment to that form and, therefore, whether the Division used the most recent address provided by the Trust. Regardless, the OIP does not specifically allege an additional violation based on the undeliverability of the Wells notice, and we make no finding based on that fact.

[4]   17 C.F.R. § 201.141(a)(2)(iii) (providing that service on a registered transfer agent "may be made . . . by sending a copy of the order addressed to the most recent business address shown on the person's registration form by U.S. Postal Service certified . . . mail and obtaining a confirmation of attempted delivery"). Although not required by Commission rules, the OIP was also mailed to the address listed on the Trust's pre-amendment Form TA-1.

[5]   *Brian Madison Carnes Tr.*, Exchange Act Release No. 95441, 2022 WL 3138584, at *1 (Aug. 5, 2022).

[6]   *Brian Madison Carnes Tr.*, Exchange Act Release No. 98314, 2023 WL 5830456, at *1 (Sep. 7, 2023) (noting that it appeared that the earlier show cause order may not have been properly served). The renewed order to show cause was served via certified mail to the Trust's last-registered physical address per Rule 141(a)(2)(iii), 17 C.F.R. § 201.141(a)(2)(iii). Although not required by Commission rules, the show cause orders were also emailed to the Trust.

II.   Analysis

A.   The Trust is in default and, as a result, the OIP's allegations are deemed true.

Rule of Practice 155(a) provides that if a respondent fails "[t]o answer, to respond to a dispositive motion within the time provided, or otherwise to defend the proceeding," the respondent "may be deemed to be in default" and the proceeding may be determined against it based "upon consideration of the record, including the order instituting proceedings, the allegations of which may be deemed to be true."[7] Because the Trust has failed to answer the OIP or respond to either the show cause orders or the Division's default motion, we find the Trust in default and deem the allegations of the OIP to be true.[8] We base the findings that follow on the record, including the OIP, the Division's motion, and the materials of which we take official notice.

B.   The Trust violated Exchange Act Section 17A(d)(1) and Exchange Act Rules 17Ac2-1(c) and 17Ac2-2(a) by not filing a required amendment to its Form TA-1 and not filing an annual report on Form TA-2 for 2021.

Exchange Act Section 17A(d)(1)[9] prohibits a registered transfer agent from engaging in any activity as a transfer agent that contravenes a Commission rule or regulation. Exchange Act Rule 17Ac2-1[10] describes the requirements for a transfer agent to register under Exchange Act Section 17A(c)(2).[11] That rule requires an applicant to provide, among other things, the mailing address for its "principal office."[12] Exchange Act Rule 17Ac2-1(c) provides that, if any information provided in the form later "becomes inaccurate, misleading, or incomplete," the transfer agent must correct that information by filing an amendment within 60 days.[13] The OIP,

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[7]   17 C.F.R. § 201.155(a); *see also* Rule of Practice 220(f), 17 C.F.R. § 201.220(f) (providing that, "[i]f a respondent fails to file an answer required by this section within the time provided, such respondent may be deemed in default pursuant to § 201.155(a)").

[8]   *See, e.g.*, *Edward Walker Benifield Tr.*, Exchange Act Release No. 99271, 2024 WL 68230, at *2 (Jan. 4, 2024) (deeming the allegations of the OIP true after transfer agent's default).

[9]   15 U.S.C. § 78q-1(d)(1).

[10]   17 C.F.R. § 240.17Ac2-1.

[11]   15 U.S.C. § 78q-1(c)(2).

[12]   17 C.F.R. § 249b.100, § 3 (effective June 5, 2008), https://www.sec.gov/files/formta-1.pdf.

[13]   17 C.F.R. § 240.17Ac2-1(c); *see also* 17 C.F.R. § 249b.100, Instruction I(H) ("Each registrant must amend Form TA-1 within sixty calendar days following the date on which information reported therein becomes inaccurate, incomplete, or misleading.").

whose allegations we deem true, states that the Trust's address, as listed on its Form TA-1, was inaccurate as of January 20, 2021, and that the Trust failed to file a corrective amendment within 60 days as required. Exchange Act Rule 17Ac2-2(a) further requires that a registered transfer agent file an annual report on Form TA-2 by March 31 of each year. The Trust never filed a Form TA-2 for 2021.

By failing to timely amend its Form TA-1 to correct the inaccurate principal business address listed in the January 2021 TA-1 amendment, and by failing to file a Form TA-2 for 2021, the Trust violated Exchange Act Section 17A(d)(1), as well as Exchange Act Rules 17Ac2-1(c) and 17Ac2-2(a).[14]

C. The Trust violated Exchange Act Sections 17(a)(1) and 17(b)(1), and Exchange Act Rules 17f-2, 17Ad-6, 17Ad-16, and 17Ad-19, by not furnishing requested records to the Staff.

Exchange Act Section 17(a)(1) requires registered transfer agents to make, keep, and furnish certain records as the Commission prescribes by rule.[15] As relevant here, Rules 17f-2, 17Ad-6, 17Ad-16, and 17Ad-19[16] required that, as a registered transfer agent, the Trust make, keep, and furnish certain records the Staff requested but did not receive. Specifically, the Staff requested that the Trust furnish the following materials required by those rules, none of which the Trust provided:

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[14] The OIP alleges that the Trust also violated Exchange Act Section 17A(c)(2), 15 U.S.C. § 78q-1(c)(2), which requires transfer agents to register "by filing . . . an application for registration in such form and containing such information" as the Commission may prescribe by rule. But neither the OIP nor the Division's brief provides an explanation for why the Trust's failure to amend its Form TA-1 after initial registration to correct an inaccurate address or file an annual Form TA-2 violate that statute, and we do not find such violation here.

[15] 15 U.S.C. § 78q(a)(1).

[16] 17 C.F.R. §§ 240.17f-2, 240.17Ad-6, -16, -19.

- "fingerprint files for required personnel";[17]

- "[a]ppointment and/or termination documentation or other contract[s]/document[s] concerning the services the [Trust] performs (or did perform)";[18]

- information related to issues of securities for which the Trust rendered services;[19]

- notices sent to the Depository Trust Company, including those "regarding assumption or termination of transfer agent services";[20]

- a copy of the Trust's "procedures describing the methodology to search for lost securityholders";[21] and

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[17]　　*See* 17 C.F.R. § 240.17f-2(d)(1) (requiring transfer agents to maintain fingerprinting records for at least three years after termination of personnel's employment or relationship with the transfer agent).

[18]　　*See* 17 C.F.R. § 240.17Ad-6(a)(8) (requiring transfer agents to make and keep current records showing transfer agent appointments to act on an issuer's behalf).

[19]　　*See* 17 C.F.R. § 240.17Ad-10(b)-(c) (requiring every recordkeeping transfer agent to maintain and keep current an accurate master securityholder file and subsidiary files and every co-transfer agent to dispatch or mail promptly to the recordkeeping transfer agent a record of debits and credits for every security transferred or issued). Although the Staff presumably made this request on the assumption that the Trust was a recordkeeping or co-transfer agent— respectively defined in Rule 17Ad-9(h) and (i) as "the registered transfer agent that maintains and updates the master securityholder file" and "the registered transfer agent that transfers securities but does not maintain and update the master securityholder file," 17 C.F.R. § 240.17Ad-9(h)-(i)—the basis for such an assumption is unclear from the record. Consequently, we do not base our findings of violation on the Trust's failure to comply with Rule 17Ad-10's recordkeeping requirements, only its failure to provide a response to this request.

[20]　　*See* 17 C.F.R. § 240.17Ad-16(d)(4) (requiring transfer agents to maintain certain notices for at least two years).

[21]　　The Staff cited Rule 17Ad-17(c), 17 C.F.R. § 240.17Ad-17(c), in support of this request. That rule does not govern lost securityholder searches, but instead requires paying agents, defined in relevant part as any transfer agent "that accepts payments from the issuer of a security and distributes the payments to the holders of the security," to provide certain written notifications to unresponsive payees. Because Rule 17Ad-17(c) does not govern lost securityholder searches, and imposes no document retention requirements, we base our findings of violation only on the Trust's failure to provide a response to this request.

- a copy of the Trust's "written procedures for the cancellation, storage, transportation, destruction, or other disposal of securities certificates."[22]

Exchange Act Section 17(b)(1) also provides that "[a]ll records" of a registered transfer agent "are subject at any time" to "reasonable" examination by representatives of the Commission.[23] The Staff requested additional records from the Trust related to its operations, including a list of bank accounts, a description of the Trust's safeguards regarding cash and securities in its possession, its organizational chart, and complaints received. The Trust did not respond to these requests.

Accordingly, by failing to provide the requested records—that Rules 17f-2, 17Ad-6, 17Ad-16, and 17Ad-19 required the Trust to make and keep—the Trust violated Exchange Act Sections 17(a)(1) and 17(b)(1). And by failing to provide the other records that the Staff requested, the Trust also violated Exchange Act Section 17(b)(1).

III.   Sanctions

A.   Revocation of the Trust's transfer agent registration is authorized by statute and in the public interest.

1.   The Trust's misconduct satisfies the prerequisites for remedial action.

Exchange Act Section 17A(c)(3) authorizes us to revoke the registration of a transfer agent if we find, after notice and opportunity for a hearing, that it willfully violated the Exchange Act or one of its rules, or willfully made a false or misleading statement of material fact in a required filing, and that revocation is in the public interest.[24] The Trust's misconduct satisfies the requisite elements for remedial action under Section 17A(c)(3).

The Trust violated Exchange Act Section 17A(d)(1), and Exchange Act Rules 17Ac2-1(c) and 17Ac2-2(a), by failing to timely amend its Form TA-1 to correct an inaccurate address

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[22]   *See* 17 C.F.R. § 240.17Ad-19(b)-(d) (requiring every transfer agent involved in the handling, processing, or storage of securities certificates to establish and implement written procedures for the cancellation, storage, transportation, destruction, or other disposition of securities certificates and to maintain records that demonstrate compliance with this requirement for three years, the first year in an easily accessible place).

[23]   15 U.S.C. § 78q(b)(1).

[24]   *See* 15 U.S.C. § 78q-1(c)(3)(A) (providing that the Commission "by order, shall . . . revoke the registration of such transfer agent, if [it] finds, on the record after notice and opportunity for hearing, that such . . . revocation is in the public interest and that such transfer agent . . . has committed or omitted any act . . . enumerated in" Exchange Act Section 15(b)(4)(A) or (D)).

and by failing to file a Form TA-2 for 2021. In doing so, the Trust falsely stated that its principal business address was that of a United States Post Office box. That false statement was material because it "significantly altered the 'total mix' of information made available" through the Trust's regulatory filings and hindered the Staff's ability to conduct an examination of the Trust.[25] The Trust also violated Rules 17f-2, 17Ad-6, 17Ad-16, and 17Ad-19, and Exchange Act Sections 17(a)(1) and 17(b)(1), by failing to furnish requested records to the Staff.

These violations were also willful. According to the OIP, the Trust willfully violated the Exchange Act and its rules by failing to amend its Form TA-1 to correct an inaccurate principal business address, file its 2021 Form TA-2, or respond to the Staff's document request. The record further shows that the Trust acted with scienter.[26] A United States Post Office box cannot be a transfer agent's principal place of business—defined on Form TA-1 as the place "where transfer activities are, or will be, performed." The Trust thus must have known that it was misleading to list such an address on its Form TA-1, or it recklessly disregarded that possibility when it failed to comply with the Form TA-1 instructions.[27] Yet the Trust never corrected its address by filing an amended Form TA-1. Similarly, the Trust knew that the Staff sought records at least by May 21, 2021, when the Staff left voicemails messages at the Trust's registered phone number stating that it had opened an examination of the Trust. But the Trust did not respond. Nor did the Trust respond to the Staff's emailed document request and follow-

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[25]   *See Fidelity Transfer Serv., Inc.*, Exchange Act Release No. 34548, 2022 WL 969898, at *5 (Mar. 29, 2022) (noting that the respondent's failure to provide an accurate principal business address "severely hindered the staff's ability to contact and to obtain documents and other information from, and to conduct an on-site examination of" the respondent).

[26]   *See, e.g.*, *Bennett Grp. Fin. Servs.*, Exchange Act Release No. 80347, 2017 WL 1176053, at *4 n.30 (Mar. 30, 2017) ("Our finding of scienter . . . demonstrates that Bennett's violations were willful."), *abrogated in part on other grounds by Lucia v. SEC*, 138 S. Ct. 2044 (2018); *see also Dolphin & Bradbury, Inc. v. SEC*, 512 F.3d 634, 639 (D.C. Cir. 2008) (holding that scienter may be established by recklessness, "an extreme departure from the standards of ordinary care . . . which presents a danger . . . that is either known to the [actor] or is so obvious that the actor must have been aware of it" (citation omitted)); *SEC v. Steadman*, 967 F.2d 636, 641-42 (D.C. Cir. 1992) (defining scienter as "an intent to deceive, manipulate, or defraud").

[27]   *See Fidelity Transfer Serv.*, 2022 WL 969898, at *5 (finding willfulness based on respondent's failures to update phone number and address on Form TA-1 because "it must have known that its own address and phone number had changed"); *Benifield*, 2024 WL 68230, at *6 (finding scienter where respondent failed to update its registration information despite knowing it was inaccurate); *see also Mohammed Riad*, Exchange Act Release No. 78049, 2016 WL 3226836, at *27 (Jun. 13, 2016) (explaining that "scienter can be satisfied by a strong showing of reckless disregard for the truth, as well as actual knowledge of falsity" (citing *SEC. v. Lyttle*, 538 F.3d 601, 603 (7th Cir. 2008)), *amended on other grounds*, 2016 WL 3627184.

up email, even though the evidence indicates that the Trust received them: the Staff received no error message that those emails were undeliverable.[28]

2. Revoking the Trust's registration is in the public interest.

Having found the prerequisites for imposing remedial sanctions, we need determine only if any such action is in the public interest. In doing so, we consider the egregiousness of the respondent's actions, the isolated or recurrent nature of the infraction, the degree of scienter involved, the sincerity of the respondent's assurances against future violations, the respondent's recognition of the wrongful nature of its conduct, and the likelihood that the respondent's occupation will present opportunities for future violations.[29] Our public interest inquiry is flexible, with no single factor being dispositive.[30] The remedy is intended to protect the trading public from further harm, not to punish the respondent.[31]

Weighing these factors, we find that revoking the Trust's transfer agent registration is in the public interest. The Trust's conduct was egregious and recurrent. The Trust's failure to respond to telephone calls and a document request effectively prevented the Staff from conducting its planned examination.[32] And, as we have noted, "the Commission's oversight of transfer agents is substantially dependent on its own transfer agent examination process, which in turn relies on the records that transfer agents make and retain."[33] That process could not function here because of the Trust's complete refusal to respond to the Staff's inquiries.

Similarly, the Trust repeatedly disregarded Commission filing requirements by providing an inaccurate business address on its registration application, failing to amend that application,

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[28]   *See Gezu v. Charter Commc'ns*, 17 F.4th 547, 553-54 (5th Cir. 2021) (concluding that evidence showing an email was successfully sent supported finding it received) (collecting cases).

[29]   *Steadman v. SEC*, 603 F.2d 1126, 1140 (5th Cir. 1979), *aff'd on other grounds*, 450 U.S. 91 (1981); *see also Phlo Corp.*, Exchange Act Release No. 55562, 2007 WL 966943, at *12 (applying such *Steadman* factors in assessing whether to revoke Respondent's registration as a transfer agent).

[30]   *Tzemach David Netzer Korem*, Exchange Act Release No. 70044, 2013 WL 3864511, at *4 (July 26, 2013).

[31]   *McCarthy v. SEC*, 406 F.3d 179, 188 (2d Cir. 2005).

[32]   *See Benifield*, 2024 WL 68230, at *5 (finding that transfer agent frustrated staff regulatory efforts by failing to respond to document requests); *Fidelity Transfer Serv.*, 2022 WL 969898, at *6 (same).

[33]   *Recordkeeping Requirements for Transfer Agents*, Exchange Act Release No. 44227, 2001 WL 432511, at *2 (Apr. 27, 2001); *see also Phlo Corp.*, 2007 WL 966943, at *13 n.76.

and not filing a required annual report, thus hindering the Staff's ability to contact and obtain documents and other necessary information from the Trust.[34] And, as discussed, the Trust acted with scienter in failing to update its contact information and failing to respond to the Staff's communications.[35] The Trust has also offered no assurances against future violations since it has defaulted in this proceeding. The Trust's demonstrated unwillingness to comply with fundamental filing requirements and repeated refusal to cooperate with Commission examinations indicates a likelihood that, but for revocation, it would not only engage in future violations, but also engage in conduct preventing Commission personnel from identifying and addressing those violations. Accordingly, we find it in the public interest to revoke the Trust's transfer agent registration.[36]

An appropriate order will issue.

By the Commission (Chair GENSLER and Commissioners PEIRCE, CRENSHAW, UYEDA and LIZÁRRAGA).

Vanessa A. Countryman
Secretary

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[34]   *See, e.g.*, *Benifield*, 2024 WL 68230, at *5 (finding transfer agent's misconduct "egregious and recurrent" where it disregarded Commission filing requirements over two years); *Fidelity Transfer Serv.*, 2022 WL 969898, at *6 (finding egregious transfer agent's failure to update its phone number and address on its Form TA-1 because the information "was essential to our staff's ability to carry out its Exchange Act oversight functions"); *Phlo Corp.*, 2007 WL 966943, at *10, 16 (finding transfer agent's "violation of its reporting obligations was serious, egregious, and recurrent" where it had failed over two years to timely file "three annual and eight quarterly reports with the Commission").

[35]   *See supra* notes 26–28 and accompanying text.

[36]   *Cf. David Henry Disraeli*, Advisers Act Release No. 2686, 2007 WL 4481515, at *16-17 (Dec. 21, 2007) (revoking investment adviser's registration where there was a high probability of future violations), *pet. denied*, 334 F. App'x 334 (D.C. Cir. 2009).

UNITED STATES OF AMERICA
before the
SECURITIES AND EXCHANGE COMMISSION

SECURITIES EXCHANGE ACT OF 1934
Release No. 100192 / May 21, 2024

Admin. Proc. File No. 3-20913

In the Matter of

THE BRIAN MADISON CARNES
TRUST

ORDER IMPOSING REMEDIAL SANCTIONS

On the basis of the Commission's opinion issued this day, it is

ORDERED that the transfer agent registration of the Brian Madison Carnes Trust be, and it hereby is, revoked.

By the Commission.

Vanessa A. Countryman
Secretary